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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                      ------------------------------------

                    WINTHROP PARTNERS 80 LIMITED PARTNERSHIP
                            (Name of Subject Company)

                         QUADRANGLE ASSOCIATES I L.L.C.
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------

                                Michael L. Ashner
                             Chief Executive Officer
                                WIN Manager Corp.
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                      ------------------------------------

                            CALCULATION OF FILING FEE

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Transaction Valuation*:  $3,758,640                Amount of Filing Fee: $715.73
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* ________ For purposes of calculating the fee only. This amount assumes the purchase of 22,366.5 units of limited partnership interest ("Units") of the subject partnership for $160 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.
                                                            (cover page 1 of 2)

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                                                            (cover page 2 of 2)

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $715.73
Form or Registration No.:  Schedule 14D-1
Filing Party:  Quadrangle Associates I L.L.C.
Date Filed:  August 23, 1999

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CUSIP No.  NONE                      14D-1                         Page 3

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1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                         Quadrangle Associates I L.L.C.
--------------------------------------------------------------------------------
                                  ------------


2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]
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3.       SEC Use Only
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4        Sources of Funds

                                       WC
--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               [ ]
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6.       Citizenship or Place of Organization

                                    Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None
--------------------------------------------------------------------------------

8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]
--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row 7

                                        0
--------------------------------------------------------------------------------

10.      Type of Reporting Person

-------------------------------------------------------------------------------
                                       OO
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CUSIP No.  NONE                      14D-1                         Page 4

--------------------------------------------------------------------------------

1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                                WIN MANAGER CORP.
--------------------------------------------------------------------------------
                                    ---------


2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]
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3.       SEC Use Only
--------------------------------------------------------------------------------

4        Sources of Funds

                                       N/A
--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               [ ]
-----------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                           Delaware

--------------------------------------------------------------------------------

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None
--------------------------------------------------------------------------------

8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]
--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row 7

                                        0
--------------------------------------------------------------------------------

10.      Type of Reporting Person

--------------------------------------------------------------------------------
                                       CO
--------------------------------------------------------------------------------

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                        AMENDMENT NO. 1 TO SCHEDULE 14D-1

         This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on August 23, 1999 by Quadrangle Associates I L.L.C., a Delaware limited liability company (the "Purchaser"), and WIN Manager Corp., relating to the tender offer by the Purchaser to purchase up to 22,366.5 outstanding units of limited partnership interest ("Units") of Winthrop Partners 80 Limited Partnership (the "Partnership"), at a purchase price of $160 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), to (i) extend the expiration date until September 30, 1999 and (ii) to update certain information contained in the Offer to Purchase.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended to add the following:

         (a)(4) Supplement No. 1 to Offer to Purchase dated September 20, 1999

         (a)(5) Press Release dated September 20, 1999

                                       5
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 1999

                                       QUADRANGLE ASSOCIATES I L.L.C.

                                       By:      WIN Manager Corp.


                                                By:  Michael L. Ashner
                                                   -----------------------------
                                                     Michael L. Ashner
                                                     Chief Executive Officer


                                       WIN MANAGER CORP.


                                       By:  Michael L. Ashner
                                          -----------------------------
                                            Michael L. Ashner
                                            Chief Executive Officer

                                       6

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                                  EXHIBIT INDEX

Exhibit           Description

(a)(4)            Supplement No. 1 to Offer to Purchase dated September 20, 1999

(a)(5)            Press Release dated September 20, 1999

                                       7